UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41981

LOBO EV TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People’s Republic of China, 214111

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 20, 2024, Lobo EV Technologies Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Kingswood, a division of Kingswood Capital Partners, LLC, acted as representative of the underwriters (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,380,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”).

On March 20, 2024, the Company issued warrants to the Representative (and/or its designees) to purchase an aggregate of 138,000 Ordinary Shares (the “Representative’s Warrants”). Such Representative’s Warrants have an exercise price of $4.40 per share. The Representative’s Warrants may be exercised in cash or on a cashless basis, and are exercisable for five years from March 20, 2024 to March 20, 2029. The Representative’s Warrants are not redeemable by the Company.

On March 18, 2024, the Company filed with the British Virgin Islands Registry of Corporate Affairs its second amended and restated memorandum and articles of association in connection with its IPO.

On March 25, 2024, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-270499), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2023, as amended, and declared effective by the SEC on March 20, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “LOBO” on March 21, 2024.

In connection with the IPO, the Company issued a press release on March 21, 2024 announcing the pricing and trading of the IPO and a press release on March 25, 2024 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the second amended and restated memorandum and articles of association, Form of the Representative’s Warrants, and the two press releases are attached hereto as Exhibits 1.1, 3.1, 4.1, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement
3.1	The Second Amended and Restated Memorandum and Articles of Association
4.1	Form of the Representative’s Warrants
99.1	Press Release, dated March 21, 2024
99.2	Press Release, dated March 25, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lobo EV Technologies Ltd.

Date: March 25, 2024	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

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